

March 25, 2014

Via E-Mail
Dr. Oliver S. Fetzer
President and Chief Executive Officer
Cerulean Pharma Inc.
840 Memorial Drive
Cambridge, MA 02139

      Re: **Cerulean Pharma Inc.**
              Registration Statement on Form S-1
              Filed March 10, 2014
              File No. 333-194442

Dear Dr. Fetzer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Contingent Liabilities, page 69

1.   We acknowledge your response and revised disclosure related to prior comment 12. Based on your disclosure on page 73, it appears that the Company's accrual of expenses involves reviewing open contracts and purchase orders. Please expand your narrative disclosure to quantify the total amount of open contracts and purchase orders with service providers as of December 31, 2013.

Consolidated Financial Statements
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Deficit,
page F-5

2.   Your revisions in response to prior comment 19 appear to be limited to the sales of
        preferred stock. Please revise to disclose the dollar amount per share of each equity
        issuance as required by ASC 915-215-45-1b.

Notes to Consolidated Financial Statements
18. Subsequent Events, page F-25

3.   Please refer to your disclosure that 2014 convertible notes will automatically convert into
        the Company's capital stock at the closing of the Company's next qualified financing or
        upon a qualified initial public offering, based on a conversion price equal to 77.5% of the
        price per share paid by other investors in the financing.   It appears that the 2014
        convertible notes have a beneficial conversion feature that may result in a charge to
        earnings once the contingency is resolved. Please revise to disclose the accounting
        treatment of the 2014 convertible notes with the contingent beneficial conversion feature.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Don Abbott at (202) 551-3608 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Steven D. Singer
        Wilmer Cutler Pickering Hale and Dorr LLP
        60 State Street
        Boston, MA 02109